News Release

For Immediate Release

Stantec announces net income increase of 27.9% in third quarter 2006

EDMONTON AB (November 2, 2006) TSX:STN; NYSE:SXC

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In the third quarter of 2006 gross revenue increased 43.9% to C$210.2 million compared to C$146.1 million for the same period in 2005. Net revenue increased 44.6% to C$182.0 million compared to C$125.9 million and net income was up 27.9% to C$16.5 million from C$12.8 million. Diluted earnings per share were up 12.5% to C$0.36 in the third quarter 2006 compared to C$0.32 in 2005. Earnings per share reflect an additional 5.9 million average number of shares outstanding compared to the third quarter of 2005.

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Year-to-date 2006 gross revenue increased 38.2% to C$604.3 million compared to C$437.4 million over the first nine months of 2005. Net revenue increased 41.5% to $527.3 million compared to C$372.7 million while net income increased 36.5% to C$44.6 million. Diluted earnings per share were up 16.9% to C$0.97 compared to C$0.83 for the same period in 2005.

"We’re pleased to announce continued strong performance in 2006," says Tony Franceschini, Stantec President & CEO. “In the third quarter we continued to execute our integration plan of our newest acquisitions completed over the past year and adding expertise in selected practice areas through strategic employee hires."

Several projects awarded in the third quarter reflect the Company’s growing reputation in sustainable design. For example, in Vancouver, British Columbia, Stantec is leading the mechanical, electrical, and civil engineering design services for the Legacy project, a 570-bed acute care hospital and research facility located near downtown Vancouver. Scheduled for completion in 2016, the facility will be designed to provide an environment that will reduce hospital-acquired infections, decrease patient stay times, and improve staff retention along with achieving Leadership in Energy and Environmental Design (LEED®) platinum-level certification. The Company was also awarded an assignment to participate in the development of Kapyong Barracks, a new community in Winnipeg, Manitoba, that is slated to achieve certification in LEED® for Neighborhood Development, the first national standard for sustainable neighborhood design, complete with LEED®-certified buildings. Stantec’s Buildings and Urban Land teams will be responsible for the master planning of 160 acres (65 hectares) of the site—a vacant, brownfield property in the city’s center—and for the architectural and interior design of the Presentation Centre for the development. In Whistler, British Columbia, Stantec has been chosen to design the upgrade of the Whistler Wastewater Treatment Plant from secondary treatment to advanced treatment that uses biological nutrient technology. The upgraded, 14-megalitre-per-day (3.7-million-US-gallon-per-day) plant will service the increased flows from the Olympic venues and future growth in the Whistler area.

“The sharing of resources and expertise throughout North America and the teamwork our employees use across Stantec offices allows us to deliver solutions to our clients in a unique and sustainable way that provides a competitive advantage,” says Franceschini. “The hard work of our employees across the Company is helping to ensure we will collectively meet our goal of becoming a top 10 global design firm.”

The third quarter Conference Call, to be held today at 4:00 PM EST (2:00 PM MST), will be broadcast live and archived on Stantec's web site at stantec.com in the Investor Relations section.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 6,000 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288	stantec.com